Exhibit 3.1

THIRD AMENDMENT TO
THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MODIVCARE INC.

The undersigned, desiring to amend the certificate of incorporation of a Delaware corporation pursuant to Section 242 of the Delaware General Corporation Law (the “Act”), hereby certifies as follows:

FIRST. The name of the corporation (hereinafter called the “Corporation”) is ModivCare Inc.

SECOND. The Corporation’s Second Amended and Restated Certificate of Incorporation (the “Certificate”) was filed with the Secretary of State of the State of Delaware on August 22, 2003 and was amended by the Amendment to the Certificate on May 6, 2015 and the Second Amendment to the Certificate on January 6, 2021.

THIRD. The SIXTH Article of the Certificate, which Article sets forth the structure of the Board of Directors of the Corporation, is hereby amended and restated in its entirety as follows:

“SIXTH: Directors. The number of Directors shall consist of not less than four (4) and not more than eleven (11) directors. The number of directors to be elected, subject to the foregoing limits, shall be determined by resolution of the Board of Directors.

Until the election of directors at the 2023 annual meeting of stockholders, the Board of Directors shall be divided into three classes (Class 1, Class 2 and Class 3), as nearly equal in number as the then total number of directors constituting the whole Board of Directors permits. The directors elected prior to the 2023 annual meeting of stockholders shall serve staggered three-year terms with the term of office of one class expiring at an annual meeting of stockholders each year.

Commencing with the 2023 annual meeting of stockholders, and at each annual meeting of stockholders thereafter, elections shall be held to elect directors to serve one-year terms expiring at the next annual meeting of stockholders to replace those directors whose terms have expired. The term of office for all directors elected at each annual meeting of stockholders held at or after the 2023 annual meeting of stockholders shall be a one-year term expiring at the next annual meeting of stockholders after the date of their election, with the effect that the Board of Directors will cease being classified at the 2025 annual meeting of stockholders. All directors shall continue in office for their elected terms and after the expiration of their elected terms until their successors are elected or appointed and have qualified, except in the event of earlier resignation, removal or disqualification.

A director may be removed from office at any time prior to the 2025 annual meeting of stockholders only for cause, and from and after the 2025 annual meeting of stockholders with or without cause, and only by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of capital stock of the Corporation entitled to vote at any annual or regular election of directors voting together as a single class. The term “cause” shall mean willful and continuous failure of a director to substantially perform such director’s duties to the Corporation or the willful engaging by a director in gross misconduct materially and demonstrably injurious to the Corporation.”

FOURTH. The amendment herein certified has been duly adopted in accordance with Section 242 of the Act.

FIFTH. This Amendment shall become effective immediately upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its duly authorized officer as of June 13, 2023.

MODIVCARE INC.
Date: June 13, 2023

By:	/s/ Jonathan Bush
Name:	Jonathan Bush
Title:	Senior Vice President, General Counsel and Secretary